Schering AG receives FDA approval for new low dose oral contraceptive YAZ(r) with 24-day regimen

Berlin, March 17, 2006- Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that the U.S. Food and Drug Administration (FDA) has approved the new low dose, monophasic oral contraceptive YAZ(r) (3mg drospirenone/20 mcg ethinyl estradiol). It is the first pill with the innovative progestin drospirenone, and a low dose of ethinyl estradiol in a new dosing regimen of 24 days of active hormone pills and four days of placebo.

YAZ(r) will be launched in the U.S. in April 2006 by Berlex, Inc., a U.S. affiliate of Schering.
"The YAZ(r) approval is an important milestone for Schering. This significantly adds to the blockbuster potential of our Yasmin product family", said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. "YAZ(r) joins the most innovative oral contraceptive portfolio worldwide, and will certainly contribute to our near and long-term success."

"We are truly delighted with this approval", said Phil Smits, M.D., Head of Gynecology & Andrology at Schering AG. "With YAZ(r), we offer women an innovative oral contraceptive that combines the unique advantages of drospirenone with a novel 24-day regimen. We will file YAZ(r) in Europe very soon."

The YAZ(r) regimen reduces typical monthly hormonal fluctuations compared to traditional oral contraceptives with regimens of 21 days of active pills and seven days of placebo.
Schering continues to pursue FDA approval of YAZ(r) for the treatment of emotional and physical symptoms of premenstrual dysphoric disorder (PMDD), which is a severe form of premenstrual symptoms (PMS), among women who desire contraception.

Like Yasmin(r), the number one brand birth control pill worldwide, YAZ(r) contains the innovative progestin drospirenone. Drospirenone exhibits antimineralocorticoid and antiandrogenic properties, unlike any other progestin available in oral contraceptives.

Additional information
Oral contraceptives have evolved dramatically since their introduction in the 1960s. The traditional dosing regimen, which includes 21 days of active pills and seven days of placebo, was an attempt to simulate the natural menstrual cycle. A longer (seven day) placebo interval was used at the time to help counteract higher estrogen-dose oral contraceptives and enable monthly withdrawal bleeding. Today's birth control pills have appreciably lower estrogen doses, thus allowing for shorter pill-free intervals. In addition to lower estrogen doses, a variety of progestins have been introduced, and the regimens have been altered to provide women with dosing schedules that may better fit their needs. In YAZ(r), each of these advancements are available in one product.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de
Pharma Communication: Dr. Florian Bohle, T: +49-30-468 11432, florian.boehle@schering.de

Your contacts in the US:

Media Relations: Kim Schillace Wix, T:+1-973-305 5258, kimberly_schillace@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng